



Robert Angone · 3rd in

EP Creative Director at mySongbird, Inc.

Greater Chicago Area · 500+ connections · **Contact info**

mySongbird, LLC

Colorado State University

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Big Mac Avatar Case Study
Vimeo

Case study reel for professional portfolio
reference of the Creative Director and...



Organnica Inc. and Swerve product identities.
Behance

Logo and packaging label design for
homeopathic start up in Illinois.



Raytheo
Vimeo

Case stu
reference

Experience

EP Creative DIrector + Crowdfunding Manager

mySongbird, LLC · Full-time
Feb 2020 – Present · 1 yr 1 mo
Mesa, Arizona, United States



Executive Creative Director

Avanade
Dec 2018 – Mar 2020 · 1 yr 4 mos
Greater Chicago Area

Collaborative problem-solver with proven success in online media, mobile app, web application design and new business pitches for large marketing and consulting firms. Robert fosters relationships with clients of all levels and builds trust with his creative and development teams by utilizing design lead thinking, customer data and field resea ...see more

EP Creative Director

Smithstorm Industries · Self-employed
Mar 2019 – Feb 2020 · 1 yr
Chicago, Illinois, United States

Digital Media Production, Design & Marketing Science Technology Engineering



IMX

6 yrs

Senior Director, Integrated Content Design
2017 – 2018 · 1 yr
Greater Chicago Area

Digital Content strategic lead across all channel marketing content design and deployment for Sears, Kmart, Kenmore, Craftsman and DieHard brands. This creative management role integrated directly with VP level leads and business unit marketing teams to bring campaign and offer messaging parity across all the digital and physical touch points. Our goa ...see more

Senior Director UX Design
2014 – 2017 · 3 yrs
Chicago, IL

Senior Director UX Design responsible for visual and interaction design across Sears Holdings Corporation internal User Experience division within the Online Business Unit. I have a great time working directly with CMO level business partners across Sears, Kmart Craftsman, Kenmore and Shop Your Way while collaborating with DVP and VP partners within r ...see more

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ECD/Partner

Organnica, Inc.

2006 – 2017 · 11 yrs

Chicago, IL

Creative co-founder of Organnica, Inc., producers of all natural pest control products for the body and the home. Established in 2009, Organnica direct markets SWERVE®, an all natural botanical blended product proven effective on repelling mosquitos tick, fleas and flies. For the home, the Swerve® formula acts as a border repellent and contact killer of ants, be ...see more

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Education



Colorado State University

BFA, Graphic Design

Studied Graphic Design and Illustration

Volunteer experience

Volunteer

Heroes at Home

Jul 2015 – Present • 5 yrs 8 mos

Social Services

https://www.youtube.com/watch?v=161IK6WI5II

Sears Heroes at Home, teaming with nonprofit Rebuilding Together, recently renovated Chicago's Remake the World transitional shelter for homeless veterans. The Heroes at Home program funds critical home modifications and repairs for low-income and disabled veterans and their families. To date, Sears has raised more than $18 million for Heroes at Home and this renovation is one of the more than 1,500 projects made possible through generous donations from Shop Your Way® members and customers.

Learn more about Heroes at Home and Rebuilding Together at http://www.sears.com/heroesathome.

Co-Founder

BERWYN ARTS COUNCIL FOUNDATION

2008 – Present • 13 yrs

Arts and Culture



